Exhibit 99.2

MEDICIS PHARMACEUTICAL CORPORATION

CORPORATE GOVERNANCE GUIDELINES

THE MISSION OF THE BOARD OF DIRECTORS

          The Company’s Board of Directors believes that its primary responsibility is to provide effective governance over the Company’s affairs for the benefit of shareholders. The Board is responsible for determining that the Company is managed in such a way as to ensure this result. That responsibility includes:

•	representing the shareholders’ interest in perpetuating a successful business;

•	optimizing long-term financial returns;

•	evaluating the performance of the Chief Executive Officer and taking appropriate action when warranted;

•	reviewing and approving periodically long-term strategic and business plans and monitoring corporate performance against such plans;

•	selecting, evaluating, and fixing the compensation of senior management and establishing policies regarding the compensation of other members of management;

•	adopting policies of corporate conduct, including compliance with applicable laws and regulations and maintenance of accounting, financial, and other controls, and reviewing the adequacy of compliance systems and controls;

•	evaluating periodically the overall effectiveness of the Board; and

•	deciding on matters of corporate governance.

          This is an active, not a passive, responsibility. The Board has the responsibility to ensure that in good times, as well as difficult ones, management is capably executing its responsibilities, and has adopted the following guidelines to assist it in the exercise of its responsibility. These guidelines are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to the operation of the Board.

I.      SELECTION AND COMPOSITION OF THE BOARD

          1. Size of the Board.

          The Board currently has eight members. The Company’s certificate of incorporation and Bylaws currently prescribe that the number of directors will not be less than three nor more than twelve. The Board believes that eight is an appropriate size based on the Company’s present circumstances. The Board periodically evaluates whether a larger or smaller slate of directors would be preferable.

          2. Board Membership Criteria.

          The Nominating and Governance Committee of the Board works with the Board as a whole on an annual basis to determine the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and its committees. In evaluating the suitability of individual Board members, the Board considers many factors, including issues of experience, wisdom, integrity, skills such as understanding of finance and marketing, educational and professional background, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board must meet the definition of “financial expert” set forth in the U.S. Sarbanes-Oxley Act of 2002 for service on the Company’s Audit Committee, and all members of the Board serving on the Company’s Audit Committee must meet the requirements of the New York Stock Exchange and the Sarbanes-Oxley Act. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member’s service as an outstanding director.

          Candidates nominated for election or re-election to the Board should possess the following qualifications:

•	high personal and professional ethics, integrity, practical wisdom, and mature judgment;

•	broad training and experience at the policy-making level in business, government, education, or technology;

•	expertise that is useful to the Company and complementary to the background and experience of other Board members;

•	willingness to devote the required amount of time to carrying out duties and responsibilities of Board membership;

•	commitment to serve on the Board over a period of several years to develop knowledge about the Company’s principal operations; and

•	willingness to represent the best interests of all shareholders and objectively appraise management performance.

          3. Majority of Independent Directors on Board.

          Independent directors constitute a majority of the Board.

          4. Board Definition of What Constitutes Independence for Directors.

          The Company complies with the rules promulgated by the New York Stock Exchange for determining the independence of directors, as well as the Sarbanes-Oxley Act requirements for independence of directors on the Audit Committee. Compliance with these requirements is reviewed annually by the Nominating and Governance Committee.

          5. Selection of New Directors.

          The entire Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Nominating and Governance Committee is responsible for identifying, screening, and recommending candidates to the entire Board for prospective Board membership. When formulating its Board membership recommendations, the Nominating and Governance Committee also considers any advice and recommendations offered by the Chief Executive Officer or the Company’s shareholders. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Board.

          6. Extending the Invitation to a Potential Director to Join the Board.

          The invitation to join the Board is generally extended by the Board itself via the Chairman of the Board and Chief Executive Officer of the Company, together with an independent director, when appropriate.

          7. Director Orientation and Continuing Education.

          The Nominating and Governance Committee maintains an orientation program for new directors and a continuing education program for all directors. The orientation program includes comprehensive information about the Company’s business and operations, general information about the Board and its committees, including a summary of director compensation and benefits, and a review of director duties and responsibilities.

          8. Term of Office and Term Limits.

          The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. In connection with each director nomination recommendation, the Nominating and Governance Committee shall consider the issue of continuing director tenure and take steps as may be appropriate to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo.

          9. Retirement Age.

          No director after having attained the age of seventy (70) years shall be nominated for re-election or reappointment to the Board.

          10. Directors Who Change Their Present Job Responsibility.

          The Board does not believe that directors who retire or change the position they held when they were elected to the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Nominating and Governance Committee, to review the continued appropriateness of Board membership under these changed circumstances.

          11. Membership on Other Boards.

          A director of the Board may serve as a director of another company only to the extent such position does not conflict or interfere with such person’s service as a director of the Company. A director may not serve as a director of another company without the Board’s consent. In no event, shall any director of the Board serve as a director of more than three publicly-held companies.

          12. Director Responsibilities.

          The Board, as a whole, has the responsibility to ensure that in good times, as well as difficult ones, management is capably executing its responsibilities. In order for the Board to satisfy its responsibilities, each director, at a minimum, is expected to attend a significant majority of all Board meetings and to carefully review all meeting materials in advance of such meetings.

II.      BOARD LEADERSHIP

          1. Selection of Chairman and Chief Executive Officer.

          The Board believes the positions of Chief Executive Officer and Chairman of the Board may be combined, where appropriate, to provide unified leadership and direction. The Board reserves the right to adopt a different policy should circumstances change. The Chief Executive Officer or Chairman shall work closely with the entire

Board and have regular substantive communications with the chairperson of the Nominating and Governance Committee.

          2. Chairman of the Nominating and Governance Committee / Lead Non-Management Director.

          The Chairman of the Nominating and Governance Committee shall serve as the lead non-management director of the Board, and will be responsible for chairing the regular sessions of the non-executive directors.

          3. Separate Sessions of Non-Management Directors.

          The non-management directors shall communicate on a regular basis, but not less than three times a year, and shall meet in executive session at the beginning or conclusion of each regularly-scheduled Board meeting.

III.      BOARD COMPENSATION, PERFORMANCE AND STOCK OWNERSHIP

          1. Board Compensation.

          The Company’s executive officers shall not receive additional compensation for their service as directors. The Compensation Committee sets the compensation of all directors in accordance with the Compensation Committee Charter. The compensation received by the members of the Audit Committee from the Company is specifically limited to those fees paid for their services as directors and members or chairman of any committees of the Board. The Company believes that compensation for non-management directors should be competitive and should encourage increased ownership of the Company’s stock through the payment of a portion of director compensation in Company stock, deferred compensation stock equivalents or options to purchase the Company’s stock. Company management should report to the Board on an annual basis as to how the Company’s director compensation practices compare with those of other similar type corporations. The Board should make changes in its director compensation practices only upon the recommendation of the Compensation Committee, and following discussion and concurrence by the full Board.

          2. Assessing the Board’s Performance.

          The Nominating and Governance Committee shall deliver a report annually to the Board assessing the Board’s performance. This report will be discussed with the full Board. This should be done following the end of each fiscal year and at the same time as the report on Board membership criteria. This assessment should be of the Board’s contribution as a whole and should specifically review areas in which the Board and/or the management believes a better and improved contribution may be made. Its purpose is to increase the effectiveness of the Board as a whole, and not to focus on the performance and comportment of individual directors.

          3. Stock Ownership.

          The Board believes that directors should be shareholders and have a financial stake in the Company. While the Board does not believe it appropriate to specify the level of share ownership for individual directors, it is anticipated that each director will develop a meaningful ownership position in the Company over time.

IV.      BOARD RELATIONSHIP TO SENIOR MANAGEMENT

          1. Regular Attendance of Non-Directors at Board Meetings.

          The Board encourages attendance at each Board meeting of non-Board members who are in the most senior management positions of the Company. Should the Chairman or the Chief Executive Officer wish to invite officers as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

          2. Board Access to Senior Management and Independent Advisors.

          Board members have complete access to the Company’s management, subject to reasonable time constraints. It is assumed that Board members will use judgment to be sure that this contact is not detracting from the business operations of the Company, and that such contact, if in writing, be copied to the Chairman and Chief Executive Officer. Furthermore, the Board encourages the management to bring, from time to time, managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board. Board members also shall have complete access (financial and otherwise), as necessary and appropriate, to independent advisors, but shall act as prudent purchasers of such services.

          3. Board’s Interaction with Institutional Investors, Press, Customers, Etc.

          The Board recognizes the Company’s management as spokespersons for the Company, but recognizes that individual directors may occasionally communicate with third parties on matters affecting the Company. Before doing so, to the extent feasible, it is expected that this communication would be made with the concurrence of management and with cognizance of the Company’s legal obligation.

V.      MEETING PROCEDURES

          1. Frequency of Meetings.

          The Company has three to four regularly scheduled Board meetings per year. One meeting shall be devoted primarily to long-term strategic planning, and four meetings of the Audit Committee shall be held each year in conjunction with the release of the Company’s quarterly and annual earnings. In addition, special meetings may be called from time to time as determined by the needs of the business. The Board meets every time required by the interest of the Company or whenever requested by four or more directors. It is the director’s responsibility to attend these meetings.

          2. Selection of Agenda Items for Board Meetings.

          The Chairman of the Board and Chief Executive Officer or his/her designee, taking into account suggestions from other Board members, will establish the agenda for each Board meeting and distribute it in advance to the Board. Each Board member is free to suggest the inclusion of items on the agenda.

          3. Board Materials Distributed in Advance.

          Information and data that is relevant to the Board’s understanding of the matters to be discussed at an upcoming Board meeting will be distributed in writing (where feasible) or electronically to all Board members in advance of the meeting. This will help facilitate the efficient use of time at Board meetings to deliberate and make decisions on key Company issues. Management will make every attempt to ensure that the material being distributed is as concise as possible while still providing sufficient information to make informed decisions. The Board acknowledges that certain items to be discussed at Board meetings are of an extremely sensitive nature, and that the distribution of materials on these matters prior to Board meetings may not be appropriate.

          4. Board Presentations.

          Presentations on specific subjects may be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. On those occasions in which the subject matter is too sensitive to put on paper, the presentation will be discussed at the meeting.

VI.      COMMITTEE MATTERS

          1. Number, Structure and Independence of Committees.

          From time to time, the Board may want to form a new committee or disband a current committee depending upon changed circumstances or requirements of the Board. The current three committees are Audit, Compensation, and Nominating and Governance, each of which is governed by a separate committee charter adopted by the Board. Each of the members of the Audit, Compensation and Nominating and Governance Committees shall satisfy the applicable independence requirements of the New York Stock Exchange, the Sarbanes-Oxley Act, and any other applicable regulatory requirements. Each committee will perform its duties as assigned by the Board in accordance with the Company’s Bylaws and as set forth in the committee’s charter. These may be described briefly as follows:

•	Audit Committee. Each member of the Audit Committee is an independent director. The Audit Committee reviews the work of the Company’s internal accounting and audit processes and the work of the Company’s independent auditors. The committee has authority to appoint the Company’s independent auditors.

•	Compensation Committee. The Compensation Committee stays informed as to market levels of compensation and, based on evaluations, recommends to the Board compensation levels and systems for the Company. It also administers the Corporation’s stock option plans, including the review and grant of stock options to all eligible employees under the Company’s existing stock option plans. The Compensation Committee establishes the compensation of senior executives on an annual basis.

•	Nominating and Governance Committee. The Nominating and Governance Committee is responsible for recommending to the Board individuals to be nominated as directors. This includes evaluation of new candidates as well as evaluation of current directors. The Nominating and Governance Committee also reviews and reports to the Board on matters of corporate governance (that is, the relationships of the Board, the Shareholders, and Management in

determining the direction and performance of the Company) and reviews and addresses these Guidelines and recommends revisions as appropriate.

          2. Assignment and Rotation of Committee Members.

          The Board is responsible for the appointment of committee members according to the criteria that it determines to be in the best interests of the Company and its shareholders. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not feel that such a rotation should be mandated as a policy.

          3. Selection of Committee Chairs.

          The chairman of each committee shall be appointed by the Board or, in absence of Board action, by the members of such committee. It is expected that each committee chairman will have had previous service on the applicable committee.

          4. Frequency and Length of Committee Meetings.

          Each committee chair, in consultation with committee members, will determine the frequency and length of the meetings of such committee in accordance with legal and regulatory requirements.

          5. Committee Agendas.

          The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop such committee’s agenda. The agendas of the committees will be shared with the full Board; other Board members are welcome to attend committee meetings.

VII.    LEADERSHIP DEVELOPMENT

          1. Formal Evaluation of the Chairman and the Chief Executive Officer.

          The Chairman and Chief Executive Officer will be expected to report annually to the Nominating and Governance Committee on his or her goals and objectives for the ensuing year, and also to report annually on the level of achievement of the preceding year’s goals and objectives. All Board members shall be invited to those particular meetings, and shall have the opportunity to participate in any appropriate follow-up meetings or discussions.

          The full Board shall participate in the evaluation of the Chief Executive Officer and Chairman. The evaluation should be based on objective and subjective criteria including performance of the business, accomplishment of long-term strategic objectives, and development of management. The evaluation will be used as a factor by the Compensation Committee when considering the compensation of the Chairman and the Chief Executive Officer.

          2. Succession Planning.

          The Board deems as one of its most critical functions the selection of a Chief Executive Officer and management team that fits the Company’s current culture, understands its business, and inspires employees. To that end, the Board will establish an executive succession plan tailored to reflect the Company’s current business strategy and vision. The executive succession plan involves creating profiles of ideal candidates based on the Board’s understanding of the Company’s strategy and vision, and selecting successors expected to fit the Company’s needs over time. The Board believes that succession planning is a broad-driven, collaborative, and continuous process. Accordingly, the Chief Executive Officer and Chairman shall report annually to the Board on succession planning for senior executive positions.

          3. Management Development.

          The Chief Executive Officer and Chairman shall report annually to the Board on the Company’s program for management development. This report is given at the same time as the succession planning report noted previously.